                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    Under the Securities Exchange Act of 1934

                                 FIND/SVP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  317718302000
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marlin Equities, LLC
                            555 Theodore Fremd Avenue
                                   Suite B-302
                               Rye, New York 10580
                            Attn: Martin E. Franklin
                                 (914) 967-9400
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  July 3, 2003
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                      SCHEDULE 13D

----------------------------------------                                       -------------------------------------
CUSIP NO. 317718302000                                                         Page 2 of 7 Pages
----------------------------------------                                       -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Marlin Equities, LLC
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                         (a) [ ]
                                                                                                         (b) [x]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]


-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
----------------------- ------ -------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               1,555,292
                        ------ -------------------------------------------------------------------------------------
       NUMBER OF          8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY              0
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 1,555,292
         WITH           ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               0
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,555,292
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.4%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
-------- -----------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                      SCHEDULE 13D

----------------------------------------                                       -------------------------------------
CUSIP NO. 317718302000                                                         Page 3 of 7 Pages
----------------------------------------                                       -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Martin E. Franklin
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                         (a) [ ]
                                                                                                         (b) [x]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         PF
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]


-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United Kingdom
----------------------- ------ -------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               315,000
                        ------ -------------------------------------------------------------------------------------
       NUMBER OF          8    SHARED VOTING POWER
        SHARES
     BENEFICIALLY              1,555,292
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER
      REPORTING
        PERSON                 315,000
         WITH           ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               1,555,292
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,870,292
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.7%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                     SCHEDULE 13D

----------------------------------------                                       -------------------------------------
CUSIP NO. 317718302000                                                         Page 4 of 7 Pages
----------------------------------------                                       -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ian G.H. Ashken
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                         (a) [ ]
                                                                                                         (b) [x]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)             [ ]


-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         United Kingdom
----------------------- ------ -------------------------------------------------------------------------------------
                          7    SOLE VOTING POWER

                               23,333
                        ------ -------------------------------------------------------------------------------------
      NUMBER OF           8    SHARED VOTING POWER
       SHARES
    BENEFICIALLY               1,555,292
      OWNED BY          ------ -------------------------------------------------------------------------------------
        EACH              9    SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                  23,333
        WITH            ------ -------------------------------------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               1,555,292
-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,578,625
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                                                             [ ]

-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.6%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
-------- -----------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 1 amends the initial statement (the "Schedule 13D") on
Schedule 13D, filed December 3, 2001, of Marlin Equities, LLC, Martin E. Franklin, and Ian G.H. Askhen. Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings ascribed to them in the
Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
------   -------------------------------------------------

         Item 3 of the Schedule 13D is amended by adding the following paragraph to the end of such item:

         On July 3, 2003, Mr. Franklin used his personal funds to acquire 315,000 shares of Common Stock upon the partial exercise of his options to purchase Common Stock (as reported in Item 6) at $0.41 per share for a total purchase price of $129,150.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

         Items 5 (a) and (b) of the Schedule 13D are deleted in their entirety and replaced with the following:

         (a) Marlin beneficially owns 1,555,292 shares of Common Stock (including 211,111 shares of Common Stock issuable upon exercise of certain warrants held by Marlin) (the "Marlin Shares") or approximately 11.4% of the outstanding shares of Common Stock. Messrs. Franklin and Ashken, as the sole members and managers of Marlin, may be deemed to beneficially own the Common Stock beneficially owned by Marlin.

               Mr. Franklin beneficially owns 1,870,292 shares of Common
Stock (including 1,555,292 shares of Common Stock beneficially owned by Marlin) (the "Franklin Shares") or approximately 13.7% of the outstanding shares of Common Stock.

               Mr. Ashken beneficially owns 1,578,625 shares of Common Stock (including 1,555,292 shares of Common Stock beneficially owned by Marlin and options to purchase 23,333 shares of Common Stock) (the "Ashken Shares") or approximately 11.6% of the outstanding Common Stock.

               The percentage of Common Stock reported as beneficially owned by Marlin and Mr. Franklin is based upon 13,632,293 shares outstanding (the "Base Sum"), which consists of the sum of (i) 10,791,464 shares outstanding as at May 12, 2003 as reported on the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2003, (ii) 333,333 shares of Series A Preferred Stock outstanding entitled to voting power equivalent to an aggregate of 333,333 shares of Common Stock, (iii) 1,631,385 shares of Common Stock issued by the Company on or about July 1, 2003, (iv) 211,111 shares of Common Stock issuable upon the exercise of certain warrants to purchase Common Stock held by Marlin, and (v) 665,000 shares of Common Stock issued by the Company on July 3, 2003 upon the exercise of certain options to purchase Common Stock. The percentage of Common Stock reported as beneficially owned by Mr. Ashken is based upon 13,655,626 shares outstanding, which consists of the sum of (i) the Base Sum and (ii) 23,333 shares of Common Stock issuable upon the exercise of his options to purchase Common Stock (as reported in Item 6).

         (b) Marlin has the sole power to direct the vote and to direct the disposition of the interest in the Marlin Shares. Messrs. Franklin and Ashken, as the sole members and managers of Marlin, may be deemed to share the power to direct the vote of, or disposition of, the Marlin Shares. Messrs. Franklin and Ashken disclaim beneficial ownership over any of the Marlin Shares.

               Other than the Marlin Shares, Mr. Franklin has the sole power to direct the vote and to direct the disposition of the interest in the Franklin Shares and Mr. Ashken and Marlin disclaim beneficial ownership over such portion of the Franklin Shares.

               Other than the Marlin Shares, Mr. Ashken has the sole power to direct the vote and to direct the disposition of the interest in the Ashken Shares and Mr. Franklin and Marlin disclaim beneficial ownership over such portion of the Ashken Shares.

         (c) Item 5(c) of the Schedule 13D is amended by adding the following paragraph to the end of such item:

               On July 3, 2003, Mr. Franklin used his personal funds to acquire 315,000 shares of Common Stock upon the partial exercise of his options to purchase Common Stock (as reported in Item 6) at $0.41 per share for a total purchase price of $129,150.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
            -------------------------

         Item 6 of the Schedule 13D is amended by adding the following sentence to the end of the first paragraph:

         On June 23, 2003, the board of directors of the Company determined that the vesting schedule of options to purchase 105,000 shares of Common Stock, which were due to vest on November 21, 2003, shall be accelerated and become immediately exercisable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 16, 2003

                                       MARLIN EQUITIES, LLC


                                   By: /s/ Martin E. Franklin
                                       ------------------------------
                                       Martin E. Franklin, Member



                                       /s/ Martin E. Franklin
                                       ------------------------------
                                        Martin E. Franklin



                                       /s/ Ian G.H. Ashken
                                       ------------------------------
                                       Ian G.H. Ashken